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VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Stertzel
Martin James
Erin Purnell
Geoffrey Kruczek

Re:	Allegro MicroSystems, Inc.
Draft Registration Statement on Form S-1
Submitted August 3, 2020
CIK No. 0000866291

Ladies and Gentlemen:

On behalf of our client, Allegro MicroSystems, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on August 3, 2020 (the “Draft Submission”).

Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Christopher Brown, the Company’s General Counsel, dated August 27, 2020. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Draft Submission, in the traditional non-EDGAR format, as well as a copy of this letter.

September 11, 2020

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company respectfully advises the Staff that at this time, neither it, nor anyone authorized on its behalf, has distributed written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The Company confirms that if any such written communications are presented to potential investors in the future by it or anyone authorized to do so on its behalf, the Company will supplementally provide the same to the Staff, whether or not potential investors retain copies of such communications, and will contact the Staff in advance to discuss how such materials should be submitted.

Prospectus Summary

Recent Developments, page 3

2.

Please revise your disclosure to identify Sanken as an affiliate in this section, including a specific statement as to Sanken’s percentage of ownership of your common stock after the completion of the initial public offering. We note your disclosure regarding Sanken and OEP on page 12.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the specific language to which the Staff’s comment relates is no longer included in this section of the Registration Statement; however, the Company has revised similar disclosure on pages 8 and 9 of Amendment No. 1 to identify Sanken as an affiliate of the Company and to include a specific statement as to Sanken’s percentage ownership of the Company’s common stock following the completion of the offering.

Unaudited Pro Forma Consolidated Financial Data

Pro Forma Adjustments, page 68

3.

We note adjustment (E) that appears to reduce your tax provision on a pro forma basis to exclude your $9.5 million settlement with the IRS. We also note on page F-46 that you received a $9.5 million contribution from Sanken to neutralize the cash impact to the company. Please address the following:

September 11, 2020

•

Describe to us the circumstances relating to the contribution from Sanken, including the purpose and timing, and explain how you accounted for the contribution and how it impacted your accounting for the settlement.

•	Tell us how you considered the offset you received from Sanken when concluding to adjust your pro forma results for the IRS settlement.

•

Tell us how your pro forma adjustment reflecting the IRS settlement is directly attributable to the PSL Divestiture and the transfer of the Sanken products distribution business to PSL, and has a continuing impact on Allegro. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: The Company respectfully advises the Staff that the settlement referred to in adjustment (E) and elsewhere in the Registration Statement resulted from a transfer pricing audit the IRS conducted with respect to the sale of products by PSL to Sanken during fiscal years 2016, 2017 and 2018. Prior to fiscal year 2020, PSL established an uncertain tax provision and recorded tax expense of $4.0 million related to this matter. The audit was resolved during fiscal year 2020 and resulted in an aggregate of $9.5 million of federal and state taxes (including interest) being owed and paid during such fiscal year. As a result, during fiscal year 2020, an incremental tax provision of $5.5 million was recorded to tax expense, representing the difference between the $4.0 million of tax expense previously recorded in connection with this matter and the $9.5 million of tax expense that ultimately resulted therefrom.

Accordingly, in response to the Staff’s comment in the third bullet point, the Company respectfully advises the Staff that because the settlement of the IRS audit related entirely to the transfer pricing of products sold by PSL to Sanken, had the PSL Divestiture occurred on March 30, 2019 (the first day of fiscal year 2020), the Company would not have had any additional tax expense to record in fiscal year 2020 related to such matter. In addition, the Company further advises the Staff that it has revised its disclosure on page 73 of Amendment No. 1 to reclassify $4.0 million of the benefit from income taxes previously reflected in column (A) of its pro forma income statement for fiscal year 2020 to column (E) of such pro forma income statement, which has reduced the amount included in the applicable adjustment from $9.5 million to $5.5 million. The Company respectfully submits that it believes this revised presentation more clearly reflects the removal of the $5.5 million of net tax expense recorded during fiscal year 2020 as a result of the settlement.

In response to the Staff’s comment in the first bullet point, the Company respectfully advises the Staff that the $9.5 million contribution was a capital contribution made by Sanken to AMI in January of 2020, after all payments in respect of the settlement had been made, in order to neutralize the cash impact of such payments. While the amount of the contribution approximated the cash tax impact of the settlement, the Company respectfully submits that this was a separate and distinct transaction, and was accounted for as a stockholder contribution to equity. As a result, the capital contribution did not impact the tax accounting for the settlement or the amount of related income tax expense recorded in fiscal year 2020.

September 11, 2020

In response to the Staff’s comment in the second bullet point, the Company respectfully submits that because the capital contribution was a separate and distinct transaction and did not impact the tax accounting for the settlement (in each case, as discussed above), the Company determined that its receipt of such contribution did not impact the pro forma adjustment related to such settlement.

Recent Initiatives to Improve Results of Operations, page 71

4.

We note that on April 3, 2020, you amended your agreement relating to the planned purchase of Voxtel, primarily due to the potential impact of uncertainties from the COVID-19 pandemic. Please expand your disclosures here and in the Subsequent Events note to the financial statements to clarify whether the amended agreement also impacted the closing date of the transaction and, if so, to update the disclosures to indicate the date or the period in which you now expect the acquisition to close.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s acquisition of Voxtel closed in August 2020. The Company has revised its disclosure on page 79 and elsewhere in Amendment No. 1 to indicate that the acquisition has closed, and has disclosed the same in the Subsequent Events note to the Company’s unaudited consolidated financial statements for the three-month period ended June 26, 2020, located on page F-72 of Amendment No. 1.

Key Operating and Financial Metrics

Adjusted EBITDA and Adjusted EBITDA Margin, page 82

5.

We note your adjustment for AMTC Facility consolidation savings of $14.5 million, and that the transition of the facilities began in November 2019 and is expected to be completed by the end of March 2021. Please describe to us in greater detail what these savings represent. For example, tell us whether these are (i) one-time charges taken in the later part of fiscal year 2020 as a result of the transition, (ii) normal operating expenses recorded in the fiscal 2020 that the company does not expect to record going forward, or (iii) your estimate of projected cost savings from the transition. Explain to us how adjusting a non-GAAP measure for these savings is consistent with Item 10(e) of Regulation S-K.

Response: The Company respectfully advises the Staff that the adjustment for AMTC Facility consolidation savings represents a combination of (i) one-time charges taken as a result of the transition, and (ii) normal operating expenses recorded during the applicable period that the Company does not expect to record going forward. The one-time charges taken as a result of the transition represent approximately $3.3 million of the total consolidation savings adjustment for fiscal year 2020 and primarily consist of severance costs recorded during such period in connection with the termination of employees at the AMTC Facility. The remaining $11.2 million of the total consolidation savings adjustment for fiscal year 2020 consists of normal operating expenses recorded during such fiscal year that the Company does not expect to incur in

September 11, 2020

future periods following the closure of the AMTC Facility. Approximately $8.4 million of this amount consists of wages for employees at the AMTC Facility whose positions are expected to be eliminated following the closure of such facility, and the remaining $2.8 million consists of various other operating expenses such as facility costs, utilities, transportation, service and other miscellaneous costs. The Company further advises the Staff that it has revised its disclosure on pages 22 and 99 of Amendment No. 1 to clarify the nature of the costs reflected in this adjustment.

In addition, the Company respectfully advises the Staff that the costs described above, and included in the AMTC Facility consolidation savings adjustment, consist only of those costs the Company has determined are not reasonably likely to recur within two years and for which no similar cost has been incurred by the Company within the prior two years. In making such determination with respect to the operating expenses described above, the Company analyzed the operations of the AMTC Facility and the capacity at the Company’s AMPI Facility, along with the Company’s arrangements with its subcontractors, and determined that the AMPI Facility and the Company’s subcontractors could have absorbed the customer demand satisfied by the AMTC Facility without hiring additional employees or otherwise incurring additional operating expenses of the kind reflected in this adjustment. The Company also confirms that it did not adjust for any costs directly related to the products being produced or to equipment depreciation, since the Company expects to continue to incur similar costs in the future following the transfer of production to the AMPI Facility. Accordingly, the Company respectfully submits that it believes the amounts included in its AMTC Facility consolidation savings adjustment are consistent with Item 10(e) of Regulation S-K.

6.	In a related matter, please describe to us in greater detail the nature of the labor cost savings reflected in adjustment (j).

Response: The Company respectfully advises the Staff that the $6.2 million of labor cost savings in fiscal year 2020 reflected in adjustment (j) represents $11.6 million of wages for employees whose positions were eliminated through voluntary separation programs or other reductions in force, partially offset by $5.4 million of wages for newly hired employees either domestically or in lower cost areas in which the Company operates. The positions eliminated by the Company were not associated with the closure of the AMTC Facility or any other plant or facility. The Company further advises the Staff that it has revised its disclosure on pages 22 and 99 of Amendment No. 1 to clarify the nature of the costs reflected in such adjustment.

Financial Statements

Note 18. Income Taxes, page F-41

7.	We note your disclosures regarding the $9.5 million tax settlement with the IRS on page F-46 and the $5.5 million provision for IRS audit settlement reflected in the table on page F-43.

September 11, 2020

Please explain to us how you accounted for the IRS audit settlement and how the related amounts are reflected in your rate reconciliation on page F-43. In addition, explain to us how you considered the $9.5 million Sanken contribution in determining your income tax provision.

Response: The Company respectfully advises the Staff that, as discussed in the Company’s response to Comment 3 above, prior to fiscal year 2020, in response to the transfer pricing audit conducted by the IRS with respect to PSL’s product sales to Sanken during fiscal years 2016, 2017 and 2018, PSL established an uncertain tax provision and recorded tax expense of $4.0 million. The audit was resolved during fiscal year 2020 and resulted in an aggregate of $9.5 million of federal and state taxes (including interest) being owed and paid during such fiscal year. As a result, an incremental tax provision of $5.5 million was recorded to tax expense during fiscal year 2020, representing the difference between the $4.0 million of tax expense previously recorded in connection with the audit and the $9.5 million of tax expense that ultimately resulted therefrom. The Company further advises the Staff that, as discussed in response to Comment 3 above, the capital contribution AMI received from Sanken was accounted for as a contribution to stockholders’ equity and did not impact the amount of the incremental tax provision recorded as a result of the settlement.

*        *        *         *        *

September 11, 2020

Please do not hesitate to contact me at (212) 906-1761 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Keith L. Halverstam
Keith L. Halverstam of LATHAM & WATKINS LLP

cc:	(via e-mail)

Ravi Vig, Chief Executive Officer, Allegro MicroSystems, Inc.

Christopher E. Brown, General Counsel, Allegro MicroSystems, Inc.

Peter M. Labonski, Esq., Latham & Watkins LLP

Thomas J. Malone, Esq., Latham & Watkins LLP

Derek J. Dostal, Esq., Davis Polk & Wardwell LLP

Michael Kaplan, Esq., Davis Polk & Wardwell LLP